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                             May 31, 2022

       Rohan Ajila
       Chief Executive Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta, GA, 30062

                                                        Re: Global Consumer
Acquisition Corp
                                                            Amendment No. 2 to
Preliminary Proxy on Schedule 14A
                                                            Filed May 13, 2022
                                                            File No. 001-40468

       Dear Mr. Ajila:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy on Schedule 14A filed May 13, 2022

       Unaudited Pro Forma Condensed Combined Financial Information, page 80

   1. We note your responses to prior comments 5 and 7, including the revisions to the pro forma financial
statements. Please be advised, as we previously indicated, the appropriate accounting for the
transaction between GACQ (including Luminex) and GP Global is required to be
evaluated under both the minimum redemption and maximum redemption scenarios. Under the
maximum redemption scenario, based on the shareholder interests, the number of shares of
GACQ, and the number of shares GACQ will issue to acquire GP
                                                        Global, it appears the
appropriate accounting for the transaction between GACQ
                                                        (including Luminex) and
GP Global under that scenario may be a combination of entities under common control or
a reverse acquisition with no step-up in basis of GP Global.
                                                        Please advise or
revise.
   2. Refer to page 86. We note the pro forma adjustments to inventories, intangible assets, property and equipment,
net, and goodwill are referenced to note 6(F); however, it appears
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
May        NameGlobal Consumer Acquisition Corp
     31, 2022
May 31,
Page 2 2022 Page 2
FirstName LastName
         the appropriate reference should be note 6(G).
3. Refer to page 88. We note adjustment (CC) is presented and included in pro forma combined selling, general and administrative expense; however, it does not appear the impact of this adjustment is appropriately included in any of the related subtotals, including total operating costs and expenses, loss from operations, and all net income subtotals in either the Pro Forma Adjustments column or the Pro Forma Combined column. Please correct all related totals here and throughout the filing.
4. Refer to Note 4(E) on page 92 and Note 6(E) on page 95. We note these pro forma adjustments assume the receipt of $190 million of debt proceeds. We also note the disclosures that the debt agreements are preliminary and non-binding. Please address the following:
             Disclose if the acquisitions are conditional on the receipt of the additional debt proceeds. If not, disclose how you determined the receipt of debt proceeds is probable such that these adjustments are appropriately presented in the pro forma financial statements based on the requirement of Rule 11-01(a)(8) of Regulations S-
              X; and
             To the extent these pro forma balance sheet adjustments are probable, revise the pro forma statements of operations on pages 85 and 88 to reflect the additional estimated interest expense that will result from the additional debt assuming the debt was outstanding as of the beginning of the pro forma periods presented as required by
              Rule 11-02(a)(6)(i)(B) of Regulations S-X. Provide a related footnote to disclose how the pro adjustments to interest expense were determined. If the additional debt agreements have variable interest rates, also quantify and disclose the expected impact on the pro forma statements of operations of a fixed change in the assumed interest rate in the related footnote as required by Rule 11-02(a)(10) of Regulation S-
              X.
5.       Refer to Note 4(I) on page 93. Please address the following:
             In the first table, it is is not clear why the ASC 805 Asset Allocation column does not foot to the total presented. It appears the column should be revised to reflect the actual amount of goodwill included in the pro forma balance sheet on page 83 which will result in the total being equal to the fair value of the shares issued and will eliminate the Cash Adjustment and Adjusted columns; and In the second table, it is is not clear why all the columns do not foot to the totals
             presented or why the amounts allocated to goodwill do not appear accurate. It appears all the columns should also be revised similar to the revisions noted in the first bullet.

Management's Discussion and Analysis, page 190

6. Please revise to clarify how Luminex "provides consumers across demographics and geographies with products and experiences that inspire, enhance, and improve their
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
May        NameGlobal Consumer Acquisition Corp
     31, 2022
May 31,
Page 3 2022 Page 3
FirstName LastName
         creativity and personal well-being." In this regard, tell us why you restored this disclosure after having deleted it from a prior amendment.
Index to Financial Statements, page F-1

7. Please provide updated interim financial statements and related disclosures for Global
         Consumer Acquisition Corp., as of and for the period ended March 31, 2022, as required by Rule 8-08 of Regulation S-X. Please also provide updated pro forma financial statements.
8. Please provide updated audited financial statements and related disclosures for GP Global, as of and for each of the two years ended March 31, 2022, as required by Rule 8-04 of
         Regulation S-X.
General

9. We note your response to prior comment 23. It continues to be unclear from your revisions on page 146 do not address whether and, if so, how the board considered that opinion in recommending approval of the transaction. Specifically, your revisions refer to the Board's obligation to obtain such opinion, the engagement of BDO to provide the opinion and the requirement to have the opinion delivered. It does not refer in any way to the Board's consideration of the opinion in recommending the transaction. Therefore, we reissue that part of the comment.
10. We note your revisions in response to prior comment 24. Revise to disclose the "five-year financial model for each of GP Global and Luminex on a standalone basis, and as a combined entity" prepared by Whitewater. Include in such revisions the material assumptions underlying that model, quantifying the assumptions to the extent possible.
         Also revise to disclose whether and, if so, how the Board considered Whitewater's model in determining to approve each of the transactions.
11. We note your revisions in response to prior comment 15. We also note the date of BDO's opinion and the dates of when the projected financial information was prepared and each target company's recent results of operations and financial condition. Given the period of time that has passed since the opinion and preparation of the projections, please revise to discuss any material changes in its operations or performance or in any of the projections or assumptions upon which BDO based its opinion since the delivery of the opinion. If there have been material changes, revise to discuss those changes and whether the board believes the opinion remains valid.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related
 Rohan Ajila
Global Consumer Acquisition Corp
May 31, 2022
Page 4

matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                        Sincerely,
FirstName LastNameRohan Ajila
                                                        Division of Corporation
Finance
Comapany NameGlobal Consumer Acquisition Corp
                                                        Office of Manufacturing
May 31, 2022 Page 4
cc:       Mitchell Nussbaum
FirstName LastName